May 23, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Andi Carpenter and Anne McConnell

Re:	Impinj, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 13, 2023
File No. 001-37824

Mses. Carpenter and McConnell:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Cary Baker, Chief Financial Officer of Impinj, Inc. (the “Company”), dated May 9, 2023, related to the above-referenced filing.

In this letter, the comment from the Staff has been recited in italicized, bold type, and the comment is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 42

1.

We note you present a non-GAAP financial measure you identify as Non-GAAP Net Income (Loss); however, the measure does not appear to include any income tax effects. Please revise your measure in future filings to separately present and include related income tax effects or explain how you determined your current measure complies with Question 102.11 of the SEC’s Division of Corporation Finance C&DIs related to Non-GAAP Financial Measures which requires that non-GAAP financial measures include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. Please be advised, although we note you recorded GAAP net losses during the periods presented, it would not be appropriate to consider potential tax benefits from GAAP losses in determining the income tax effects related to Non-GAAP Net Income since that would not result in current and deferred income tax expense commensurate with the non-GAAP measure of profitability. This comment is also applicable to your presentation of Non-GAAP Net Income in Earnings Releases filed under Form 8-K and quarterly filings under Form 10-Q.

The Company acknowledges the Staff’s comment, and confirms that in future earnings releases and filings, the Company will reflect the impact of income tax adjustments as a separate line item and explain how the tax impact is calculated. The Company will also adjust prior period results to align with the revised methodology.

Note 9. Stock-Based Awards, page 73

2.

You state you estimated volatility based on a combination of your historical volatility and reported market value data for a group of publicly traded entities that you believe are relatively comparable. Since your company has been public since 2016, please explain why you believe your methodology is appropriate and tell us when you expect you will no longer consider the volatility of other entities.

The Company respectfully acknowledges the Staff’s comment. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options granted. Inputs to this option-pricing model include the exercise price of the option, the current price of the underlying share, the expected volatility of the price of the underlying share, the expected dividends on the underlying share, and the risk-free interest rate for the expected term of the option. The Company generally begins its estimation of the expected volatility rate by analyzing historical realized volatility. ASC 718-10-55-37(a) indicates that historical realized volatility should be measured over a period equivalent to the expected term of the option. While the Company’s shares have been publicly traded since June 2016; through 2021, the last year in which the Company issued stock options, the length of time its shares have been publicly traded is shorter than the expected term of its options. To compensate for this limitation in Company-specific historical data, the Company used a historical volatility rate that considered both Company realized volatility and the volatilities of peer companies.

ASC 718-10-55-37(c) permits newly public entities to use of the volatility of similar entities. Additionally, in SAB Topic 14.D.1, the Staff stated that it would not object to a public entity basing its estimate of expected volatility on the volatility of similar entities for those periods for which it does not have sufficient information available. The Company acknowledges that the Staff has indicated that at least two years of daily or weekly historical data could provide a reasonable basis on which to base an estimate of expected volatility if a company has no reason to believe that its future volatility will differ materially during the expected term, as applicable, from the volatility calculated from this past information. However, the Company believes that its historical volatility since becoming a public company may not be indicative of its future volatility over the expected term of its options. The Company would respectfully draw the Staff’s attention to the section of its Annual Reports on Form 10-K titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Performance;” and, in particular, “—Market Adoption.” Market adoption of RAIN is still in its early stages, and was even more so in the years immediately following the Company’s 2016 initial public offering. This has led to greater than expected variability in the Company’s operating and financial results that was reflected in the volatility of its stock price. The Company believes this shorter-term volatility may not be reflective of volatility of its stock price over a longer period as the RAIN market continues to mature. Given the unusually high volatility, the Company derived a historical volatility rate that considered both Company-specific volatility and the volatility of a group of the Company’s publicly traded peers. The Company respectfully submits that its approach best represented the expected volatilities over the expected term.

Tell us when you expect you will no longer consider the volatility of other entities.

Consistent with SAB Topic 14.D.1, the Company has consistently applied the foregoing approach with respect to estimating stock price volatility through 2021. The Company did not issue stock options in 2022, nor does the Company have a present intention to issue stock options in the future. If the Company does issue stock options in the future, the Company expects to use company realized historical volatility as the input to its option pricing model.

Tell us what your volatility would have been if you only considered the company’s expected and historical volatility and tell us how that would have impacted stock compensation expense. Refer to ASC 718-10-55-37 and SAB Topic 14.D.1 Question 6.

There were no stock options issued in 2022. Beginning in 2021, the Company began primarily offering restricted stock units to employees in lieu of stock options, and only 10,000 options were issued with a total fair value of $370,000, an immaterial amount. Thus, the last significant grant of stock options awards was 656,000 options during 2020. In 2020, the weighted average volatility of the Company’s peer group over the expected term of the stock options granted was approximately 68.8%, and the Company’s historical weighted average volatility of shares underlying stock options for the same period was approximately 80.8%. The resulting impact of using the Company’s historical volatility rather than the volatility of the Company’s peer group would have increased stock compensation expense by approximately $180,000, $325,000, and $325,000 and would have been 0.16%, 0.24%, and 0.21% of total operating expenses for each of 2020, 2021, and 2022, respectively. The Company respectfully submits that these differences are immaterial.

In addition, explain why you believe it is appropriate to apply the simplified approach to determine the expected term of stock options. Refer to SAB Topic 14.D.2 Question 6.

The Company respectfully submits it is appropriate to apply the simplified approach to determine the expected term of stock options because the Company does not have sufficient historical exercise data to provide a reasonable basis for an estimate of expected term. Question 6 of SAB Topic 14.D.2 permits the use of the simplified method for “plain vanilla” options when an entity believes its historical exercise experience does not provide a reasonable basis with which to estimate expected term. The Company does not believe that it has sufficient historical option exercise data to provide a reasonable basis upon which to estimate the term of its stock option grants due to the following factors:

•

From the Company’s June 2016 initial public offering through 2019, the timeframe the Company analyzed in determining the expected term for options granted in 2020, holders exercised options for an aggregate of approximately 1.3 million shares of common stock. Of these, approximately 78%, or options for 1.0 million shares of underlying common stock, were granted prior to the initial public offering.

•

These options granted prior to the initial public offering have a much lower weighted average exercise price (approximately $4.00 per share) compared to options granted subsequent to the initial public offering (approximately $16.00 per share). The initial public offering provided employees with their first liquidity event which has resulted in a substantial number of stock option exercises thereafter. As a result, the exercise pattern of these options was not deemed to be a reliable indicator of future exercise behavior for stock options granted after the initial public offering.

•

Between the Company’s June 2016 initial public offering and April 2018, the Company issued options to purchase an aggregate of approximately 2.0 million shares of common stock, and approximately half were forfeited and exchanged per a voluntary exchange program offered by the Company for out-of-the-money stock options. Of the exchanged options, only 16% were exercised through 2019. In addition, of the options that had not been exchanged, only 8% were exercised through 2019.

As a result of the insufficient historical exercises of options granted subsequent to the Company’s initial public offering as noted above, the Company believes it does not have sufficient historical exercise data to provide a reasonable basis for an estimate of expected term, and believes that the use of the simplified approach to determine the expected term of stock options is appropriate.

* * *

Please direct any further questions or comments to me at cbaker@impinj.com or (206) 812-9811.

Sincerely,

/s/ Cary Baker
Cary Baker
Impinj, Inc.
Chief Financial Officer

cc:	Chris Diorio, Chief Executive Officer

Yukio Morikubo, General Counsel and Chief Compliance Officer

Impinj, Inc.

Patrick Schultheis

Michael Nordtvedt

James Babikian

Wilson Sonsini Goodrich & Rosati, P.C.

Ashley Fuller

Ernst & Young LLP